UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011.

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4th Avenue S.W. Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                  .

On January 1, 2011, a Certificate of Amalgamation for Cougar Oil and Gas Canada, Inc. was effective to amalgamate its wholly owned subsidiary, Cougar Energy, Inc., into Cougar Oil and Gas Canada, Inc, which will be the surviving company. The Certificate of Amalgamation was filed with the Registrar of Corporations of the Province of Alberta, Canada, and a copy of it is attached to this Form 6-K.

As a consequence of the amalgamation of Cougar Energy, Inc., Cougar Oil and Gas Canada, Inc. will change its fiscal year to one ending on December 31, of each year and will file a transitional annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date: January 5, 2011	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board

Exhibit Index

Item No.                      Description

4.1                                Certificate of Amalgamation, dated January 1, 2011